UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT 06830
(203) 661-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,802,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,802,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,888,097
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,888,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,097
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,830,101
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,830,101

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,101
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 869,246
	8	SHARED VOTING POWER 309,600
	9	SOLE DISPOSITIVE POWER 869,246
	10	SHARED DISPOSITIVE POWER 309,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,846
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 225310 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,758
	8	SHARED VOTING POWER 183,500
	9	SOLE DISPOSITIVE POWER 57,758
	10	SHARED DISPOSITIVE POWER 332,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 3 to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as amended by Amendment No. 1 and Amendment No. 2 filed with the SEC by the Reporting Persons on January 5, 2012 and June 4, 2012, respectively (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 3,802,045 shares of Common Stock held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 384,600 and 335,255 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee (the “Plan”), (ii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee (the “Foundation”) and (iii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts.” In addition, Messrs. Smith and Vassalluzzo own 794,246 and 55,000 shares of Common Stock, respectively, for their own accounts (collectively, the “Personal Shares”). The 4,338,400 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

On June 11, 2012, Mr. Smith made a charitable donation of 75,000 shares of Common Stock to the Foundation (the “Donation”). The closing price of the Common Stock on the NASDAQ Global Select Market on June 11, 2012 was $83.69. The Donation was effected privately through a broker for no consideration.

Mr. Vassalluzzo currently serves as a director of the Issuer. On June 1, 2012, the Issuer announced that it intends to commence a tender offer to repurchase up to 1,000,000 shares of its Common Stock. The tender offer is subject to “odd lot” priority, proration and conditional tender provisions as described in the Issuer’s Offer to Purchase. In his capacity as trustee of the Plan, Mr. Vassalluzzo intends to tender all 183,500 shares of Common Stock held by the Plan in the tender offer. In his capacity as trustee of the Foundation, Mr. Smith intends to tender all 75,000 shares of Common Stock held by the Foundation in the tender. In addition, Mr. Smith intends to tender 351,624 shares of Common Stock he beneficially owns for his own account in the tender. In its capacity as general partner of the Partnerships, PGP intends to tender 2,536,704 shares of Common Stock held by the Partnerships in the tender offer. Each of the Reporting Persons reserves the right to elect not to tender any of their shares in the tender offer.

In addition to the above, depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Vassalluzzo’s position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) Except for the Donation described in Item 4 hereof, no Reporting Person has engaged in any transaction in any shares of Common Stock during the 60 days immediately preceding the date hereof.

Item 7. Material to Be Filed as Exhibits

1. Agreement relating to the joint filing of statement on Schedule 13D dated June 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2012

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

IDOYA PARTNERS L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated June 12, 2012, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: June 12, 2012

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

IDOYA PARTNERS L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC

Its: General Partner

/s/ Scott J. Vassalluzzo

Name: Scott J. Vassalluzzo

Title: Managing Member

/s/ Thomas W. Smith

Thomas W. Smith

/s/ Scott J. Vassalluzzo

Scott J. Vassalluzzo